

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-51646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Telemetry Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Fifth Avenue, Suite 1108
(No. and Street)

New York City	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin 914-523-3894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 3rd Avenue	NYC	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dwight Eyrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telemetry Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PENELOPE HENRIQUEZ
Notary Public - State of New York
NO. 01HE6309733
Qualified in Queens County
My Commission Expires Aug 18, 2018

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

TELEMETRY SECURITIES, L.L.C.
(a Delaware limited liability company)

December 31, 2014

TELEMETRY SECURITIES, L.L.C.

TABLE OF CONTENTS



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member Of
Telemetry Securities, L.L.C.

We have audited the accompanying statements of financial condition including the condensed schedule of investments of Telemetry Securities, L.L.C., (a Delaware corporation) (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telemetry Securities, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 27, 2015

TELEMETRY SECURITIES, L.L.C.
Statement of Financial Condition
As of December 31, 2014

ASSETS		
Securities owned, at fair value (cost $233,952,675)	$	226,958,288
Interest receivable		883,300
Other		50,625
Total assets	$	227,892,213
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Securities sold, but not yet purchased, at fair value (proceeds $124,821,229)	$	127,943,988
Due to clearing broker		15,183,582
Due to Telemetry Investments, L.L.C.		54,175
Total liabilities		143,181,745
MEMBER'S EQUITY		84,710,468
Total liabilities and member's equity	$	227,892,213

The accompanying notes are an integral part of this financial statement

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2014

Unit	Description	Cost	Fair Value	Percentage of Member's Equity
	Securities owned, at fair value			
	Common Stocks			
	AUSTRALIA			
	Energy			
96,500	Interoil Corp		4,708,235	5.56%
		$ 6,157,376	$ 4,708,235	5.56%
	BERMUDA			
	Financials	1,235,268	1,246,530	1.47%
	BRAZIL			
	Energy		1,095,000	1.29%
	Information Technology		638	0.00%
	Total Brazil	1,279,509	1,095,638	1.29%
	BRITAIN			
	Energy	186,804	183,211	0.22%
	CANADA			
	Consumer Discretionary		992,248	1.17%
	Energy		524,948	0.62%
	Financials		1,197,251	1.41%
	Health Care		537,825	0.63%
	Industrials		228,690	0.27%
	Information Technology		30,602	0.04%
	Materials		547,084	0.65%
	Total Canada	4,175,356	4,058,648	4.79%
	CAYMAN ISLANDS			
	Financials	8,922	8,816	0.01%
	CHINA			
	Information Technology	37,456	34,080	0.04%
	FRANCE			
	Health Care	74,845	126,910	0.15%
	GERMANY			
	Financials	194,364	192,128	0.23%
	GREECE			
	Energy		12,000	0.01%
	Industrials		4,927	0.01%
	Total Greece	16,416	16,927	0.02%
	IRELAND			
	Health Care			
64,500	Covidien PLC		6,597,060	7.79%
	Other		135,896	0.16%
	Total		6,732,956	7.95%
	Financials		137,480	0.16%
	Total Ireland	5,982,238	6,870,436	8.11%
	ISRAEL			
	Information Technology	424,017	433,364	0.51%
	LUXEMBOURG			
	Financials	207,623	165,267	0.20%
	NETHERLANDS			
	Health Care		693,065	0.82%
	Industrials		595,716	0.70%
	Information Technology		15,792	0.02%
	Total Netherlands	1,312,040	1,304,573	1.54%

*No component is greater than 5% of member's equity

The accompanying notes are an integral part of this financial schedule

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2014

Unit	Description	Cost	Fair Value	Percentage of Member's Equity
	PANAMA			
	Financials	11,849	11,829	0.01%
	PUERTO RICO			
	Health Care	6,615	6,456	0.01%
	RUSSIA			
	Consumer Discretionary	4,167	4,140	0.00%
	SWITZERLAND			
	Consumer Discretionary		266,792	0.31%
	Energy		105,947	0.13%
	Financials		4,133	0.00%
	Materials		25,696	0.03%
	Total Switzerlands	409,934	402,568	0.48%
	UNITED STATES			
	Consumer Discretionary		9,891,566	11.68% *
	Consumer Staples		6,149,691	7.26% *
	Energy		6,148,333	7.26% *
	Financials		11,881,134	14.03% *
	Health Care		18,184,050	21.47% *
	Industrials		3,712,935	4.38%
	Information Technology		14,892,474	17.58% *
	Materials		7,688,449	9.08% *
	Telecommunication Services		3,112,275	3.67%
	Utilities		3,952,137	4.67%
	Total United States	83,394,488	85,613,044	101.07%
	Total common stocks	105,119,287	106,482,797	125.70%
	Exchange Traded Funds			
320,000	SPDR Euro Stoxx 50		11,795,200	13.92%
	Emerging markets equities		3,929,000	4.64%
	Japan equities		505,800	0.60%
	Mexico equities		1,781,700	2.10%
	South Korea equities		1,603,700	1.89%
	Brazil equities		1,097,100	1.30%
	Russia equities		570,180	0.67%
	Other		902,749	1.07%
		23,445,501	22,185,429	26.19%

*No component is greater than 5% of member's equity

The accompanying notes are an integral part of this financial schedule

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2014

Unit	Description	Cost	Fair Value	Percentage of Member's Equity
	Bonds			
	Ireland			
	Health Care	1,350,401	1,237,061	1.46%
	United States			
	Consumer Discretionary		6,874,250	8.11%
	Energy			
8,000,000	Emerald Oil Inc, 2.00%, 4-01-19		4,410,000	5.21%
1,100,000	Cobalt Int'l Energy Inc., 2.625%, 12-01-19		6,825,830	8.06%
	Other		4,405,700	5.20% *
	Energy - Total		15,641,530	18.46%
	Health Care			
4,000,000	Acorda Therapeutics Inc., 1.750%, 6-15-21		4,602,520	5.43%
9,000,000	Aegerion Pharmaceuticals, 2.00%, 8-15-19		7,104,420	8.39%
8,500,000	Ariad Pharmaceuticals, Inc., 3.625%, 6-15-19		8,680,625	10.25%
6,000,000	Clovis Oncology, Inc., 2.50%, 9-15-21		6,866,280	8.11%
11,000,000	Exelixis, Inc. 4.25%, 8-15-9		6,139,430	7.25%
6,000,000	Isis Pharmaceuticals, 1.00%, 11-15-21		6,731,280	7.95%
6,500,000	Lexicon Pharmaceuticals, 5.25%, 12-1-21		5,939,375	7.01%
	Other		14,728,139	17.39% *
	Health Care - Total		60,792,069	71.76%
	Industrials		2,868,750	3.39%
	Telecommunication Services		6,314,030	7.45% *
	Utilities		2,366,316	2.79%
	Information Technologies		1,096,500	1.29%
	Total United States	102,556,461	95,953,445	113.27%
	Total bonds	103,906,862	97,190,506	114.73%
	Options			
	United States	1,481,025	751,512	0.89%
	Futures		348,044	0.41%
	Total securities owned, at fair value	$ 233,952,675	$ 226,958,288	267.92%

*No component is greater than 5% of member's equity

The accompanying notes are an integral part of this financial schedule

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2014

Unit	Description	Proceeds	Fair Value	Percentage of Member's Equity
	Securities sold, but not yet purchased, at fair value			
	Common Stocks			
	BERMUDA			
	Energy			
	Consumer		$ 135,517	0.16%
			4,048	0.00%
	Financials		320,826	0.38%
	Total Bermuda	$ 463,886	$ 460,391	0.54%
	BRITAIN			
	Financials		454,060	0.54%
	Health Care		105,570	0.12%
	Industrials		448,335	0.53%
	Total Britain	999,506	1,007,965	1.19%
	CANADA			
	Energy		60,308	0.07%
	Materials		199,664	0.24%
	Total Canada	261,497	259,972	0.31%
	GREECE			
	Industrials	19,469	19,714	0.02%
	IRELAND			
	Health Care			
30,025	Medtronic, Inc.		4,335,610	5.12%
	Other		1,115,896	1.32%
	Total Health Care	5,209,196	5,451,506	6.44%
	NETHERLANDS			
	Energy	127,536	123,950	0.15%
	NORWAY			
	Energy	48,068	48,366	0.06%
	SWITZERLAND			
	Health Care	95,491	92,660	0.11%
	UNITED STATES			
	Health Care			
69,500	ISIS Pharmaceuticaals		4,290,930	5.07%
	Other		22,749,863	26.86% *
	Total Health Care		27,040,793	31.92%
	Consumer Discretionary		7,350,557	8.68% *
	Consumer Staples		1,775,792	2.10%
	Energy		7,585,990	8.96% *
	Financials		9,185,565	10.84% *
	Industrials		4,880,182	5.76% *
	Information Technology		8,388,821	9.90% *
	Materials		3,035,194	3.58%
	Telecommunication Services		532,589	0.63%
	Utilities		2,007,044	2.37%
	Total United States	69,898,510	71,782,527	52.82%
	Total common stocks	77,123,159	79,247,050	93.55%
	Exchange Traded Funds			
135,050	Standard & Poors Depository Receipt		27,752,775	32.76%
80,000	iShares Russell 2000		9,573,600	11.30%
	Other		321,695	0.38%
	Total Exchange Traded Funds	37,159,398	37,648,070	44.44%

*No component is gretaer than 5% of member's equity

The accompanying notes are an integral part of this financial schedule

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2014

Unit	Description	Proceeds	Fair Value	Percentage of Member's Equity
	Bonds			
	United States			
	Consumer Discretionary		5,703,750	6.73% *
	Health Care		1,649,070	1.95%
	Information Technology		2,950,000	3.48%
	Energy		471,935	0.56%
		10,505,722	10,774,755	12.72%
	Options			
	Unites States	32,950	44,075	0.05%
	Futures		230,038	0.27%
	Total securities sold, but not yet purchased, at fair value	$ 124,821,229	$ 127,943,988	151.04%

*No component is gretaer than 5% of member's equity

The acompanying notes are an integral part of this financial schedule

TELEMETRY SECURITIES, L.L.C.
Statement of Operations
Year Ended December 31, 2014

REVENUES		
Realized gain on investment transactions	$	16,871,242
Net change in unrealized depreciation on investment transactions		(8,504,625)
Interest and dividend		6,394,149
Total revenues		14,760,766
EXPENSES		
Interest and dividend		5,063,361
Professional fees and other		186,653
Data and other fees		475,542
Total expenses		5,725,556
Net income	$	9,035,210

The accompanying notes are an integral part of these financial statements

TELEMETRY SECURITIES, L.L.C.
Statement of Changes in Member's Equity
Year Ended December 31, 2014

Balance, December 31, 2013	**$**	75,675,258
Net income		9,035,210
Balance, December 31, 2014	**$**	84,710,468

The accompanying notes are an integral part of these financial statements

TELEMETRY SECURITIES, L.L.C.
Statement of Cash Flows
Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	9,035,210
Changes in assets and liabilities		
Securities owned, at fair value		(95,262,598)
Receivable from clearing broker		25,321,114
Interest receivable		208,311
Other		762,850
Securities sold, but not yet purchased, at fair value		46,746,687
Due to clearing broker		15,183,582
Due to Telemetry Investments, L.L.C.		4,844
Net cash provided by operating activities		2,000,000
NET CASH USED IN FINANCING ACTIVITIES		
Member withdrawal paid		(2,000,000)
Change in cash		-
Cash, beginning of year		-
Cash, end of year	$	-
Supplemental cash flow disclosure:		
Interest and dividends paid during the year	$	5,063,361

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND BUSINESS

Telemetry Securities, L.L.C., a Delaware limited liability company (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the NYSE MKT LLC ("NYSE"). The Company was established for the purpose of engaging in proprietary trading activities using strategies on a global basis in the form of trading in domestic and foreign securities and other financial instruments.

The Company's manager is Telemetry Investments, L.L.C. ("Investment Manager"). The Company's only member, during the year ended December 31, 2014, was Telemetry Fund I, L.P. ("L.P."). The investment objectives and restrictions of the L.P. apply to the Company as if those investments were made directly by the L.P. Their loss is limited to the amount of their investment.

The Company shall continue until December 31, 2030, unless otherwise sooner dissolved or extended by Telemetry Investments, L.L.C. in its capacity as managing member of the Company.

As the Company clears all transactions through another broker-dealer, it is exempt from the provisions of SEC Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Resulting realized and unrealized gains and losses are reflected in the statement of operations.

Interest income and expense are recorded on an accrual basis and recognized as earned or incurred. Dividend income is recognized on ex-date. Realized gains and losses are determined using the first-in, first-out method.

The Company's functional currency is U.S. dollars. Securities traded on foreign exchanges in other currencies are valued by translating foreign-denominated prices into U.S. dollars, based upon quoted exchange rates as of December 31, 2014. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the statement of operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain and losses on securities.

Securities Owned and Securities Sold, But Not Yet Purchased

The Company values securities owned and securities sold, but not yet purchased that are listed on a national securities exchange or quoted on NASDAQ at the last sale price on the primary exchange on which such securities are traded or, if no sale occurs, such security will be valued at the last "bid" price, or, in the case of short positions, at the last "ask" price. Over-the-counter securities not quoted on NASDAQ will be valued at the last "bid" price on that date, or, in the case of short positions, at the last "ask" price.

Valuation of Portfolio Investments

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices.

At December 31, 2014, the Company's Level 2 portfolio investments were valued by a third-party pricing service for which the prices are not adjusted and for which inputs are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or inputs that are derived principally from, or corroborated by, observable market information.

Payable to Clearing Broker

Payable to clearing broker includes cash held at or owed to the clearing broker, Merrill Lynch Professional Clearing Corporation (the "Clearing Broker"). Substantially all of the Company's cash and securities are held with the Clearing Broker. The Clearing Broker provides the Company with securities borrowed transactions to cover delivery requirements on short securities in exchange for deposits held at the Clearing Broker. Securities and cash held by the Clearing Broker are subject to margin requirements and accordingly securities may be used by the clearing firm subject to certain regulatory restrictions and cash may not be withdrawn if required for margin purposes. Included in the Payable to clearing broker are any funds related to unsettled trades and pending dividends receivable and payable.

Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity and each member is liable for the taxes on their respective share of the Company's income or loss. In accordance with US GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal tax authorities. As of and during the year ended December 31, 2014, management has analyzed the Company's tax positions taken on the federal income tax returns and concluded that the Company did not require a provision for any uncertain tax positions. The Company's open tax years (2011 through 2014) are subject to examination by the Internal Revenue Service.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $24,775,484, which exceeded its requirement of $100,000 by $24,675,484. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.002. The capital rules of the SEC and the NYSE provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than the minimum requirements. Additionally, the capital rules of the SEC and NYSE also provide that the Company must promptly notify the SEC and the NYSE about the withdrawal(s) of equity capital assuming such withdrawal(s) exceed(s) certain percentages of the Company's excess net capital.

4. CAPITAL ACCOUNT

The capital account is comprised of initial and subsequent contributions less any withdrawals made during the period. The Investment Manager of the Company may admit additional members or capital contributions on the first day of each fiscal quarter or at such time as the Investment Manager in its discretion sees fit. Each member has the right to withdraw, within 45 days of giving prior written notice to the Investment Manager, its capital account balance, as defined, from the Company effective as of June 30 or December 31 of any fiscal year occurring on or after the first anniversary of the initial capital contribution.

During the year ended December 31, 2014, the Investment Manager of the Company placed a monthly expense cap of 75 basis points of monthly adjusted opening capital annually for operating expenses. The excess of the expense cap amounted to $409,483, which was accounted for as a reduction in other fees. The amount due to the Investment Manager as of December 31, 2014 of $54,175 represents the net of expenses paid for on behalf of the Company by the Investment Manager and the amounts owed to the Company by the Investment Manager under the monthly expense cap.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Because the Company invests in non-listed securities, or other over-the-counter transactions, the Company may be exposed to credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from the risks associated with exchange-traded transactions. Transactions entered directly between two counterparties expose the parties to the risk of counterparty default. To limit the credit risk associated with such transactions, the Company conducts business with counterparties that the Investment Manager believes to be well established.

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financials.

Credit risk represents the potential loss that the Company would incur if counterparties failed to perform pursuant to the terms of their obligation to the Company, reduced by the value of any collateral and other available assets. The Company is exposed to credit risk as a majority of its assets are held by one custodian in one or more margin accounts which may provide less segregation of customer assets than would be the case with a more conventional custody arrangement. The Company's transactions involving securities sold short are carried out through established financial institutions.

Accounting guidance for Disclosures about Derivative Instruments and Hedging Activities requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. The required disclosures are reflected within this footnote.

Derivative Activities

The Company utilizes derivatives occasionally as part of its overall trading strategy. It enters into options on specific securities as well as securities' index options. It also occasionally enters into commodities and interest rate sensitive futures on a risk basis. For the year ended December 31, 2014, the total net trading gains on options were approximately $322,000 (composed of an unrealized loss of ($1,954,000) and a realized gain of $2,276,000) and a net trading gain on futures of approximately $427,000 (composed of an unrealized gain of $178,000 and a realized gain of $249,000).

As of December 31, 2014, the Company was long 6,825 and short 260 option contracts on specific securities with a notional value of approximately $22,944,000 and ($469,000) respectively.

6. INVESTMENTS AT FAIR VALUE

Investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2014:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
Common stock	$ 104,240,296	$ 2,242,500	$ 0	$ 106,482,796
Exchange traded funds	22,185,429	0	0	22,185,429
Bonds	0	97,190,507	0	97,190,507
Options	0	751,512	0	751,512
Futures	0	348,044	0	348,044
Total securities owned, at fair value	$ 126,425,725	$ 100,532,563	$ 0	$ 226,958,288
LIABILITIES				
Securities sold, but not yet purchased, at fair value				
Common stock	$ 79,247,050	$ 0	$ 0	$ 79,247,050
Exchange traded funds	37,648,070	0	0	37,648,070
Bonds	0	10,774,755	0	10,774,755
Options	0	44,075	0	44,075
Futures	0	230,038	0	230,038
Total securities sold, but not yet purchased, at fair value	$ 116,895,120	$ 11,048,868	$ 0	$ 127,943,988

There were no transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the period.

All transfers are recognized by the Company at the end of each reporting period. Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. See Note 1 for additional information related to the fair value hierarchy and valuation techniques and inputs.

7. FINANCIAL HIGHLIGHTS

Financial highlights of the Company for the year are as follows:

Total return [1]	11.94 %
Ratio to average net assets [2]	
Professional fees and other expenses	0.77 %
Interest and dividend expense	5.94 %
Total expenses	6.71 %
Net investment income [3]	0.79 %
Realized gain and change in unrealized appreciation [4]	9.81 %

[1] Total return represents the change in value of a theoretical investment by comparing the aggregate beginning and ending values of member's capital, adjusted for cash flows related to capital contributions or withdrawals during the year. An individual investor's return may vary from this return based on the timing of capital transactions.

[2] Average net assets were derived from the beginning and ending member's capital balance for the year, adjusted for cash flows related to capital contributions and withdrawals during the year. For the year ended December 31, 2014, the average net assets amounted to $85,250,875.

[3] Net investment income (loss) was derived from the statement of operations and is the net of interest and other revenue less professional and other fees.

[4] Net realized gain and change in unrealized appreciation includes transaction expenses and rebate income

8. SUBSEQUENT EVENTS

There have been no subsequent events through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

TELEMETRY SECURITIES, L.L.C.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Commission
December 31, 2014

Net Capital		
Member's equity qualified for net capital	$	84,710,468
Nonallowable assets and other charges:		
Futures margin charge		4,912,000
Non marketable securities		2,260,380
Other assets		50,625
		7,223,005
Net capital before haircuts		77,487,463
Haircuts on securities positions and foreign denominations:		
Debt Securities		20,511,319
Options		445,438
Equities		31,726,282
Foreign denominations		28,940
		52,711,979
Net capital		24,775,484
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $54,175 or $100,000		100,000
Excess net capital	$	24,675,484
Ratio of aggregate indebtedness to net capital		0.002

Statement pursuant to paragraph (D)(4) of Rule 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2014 filed on January 25, 2015.

TELEMETRY SECURITIES, L.L.C.

Schedule II

Computation for Determination of Reserve Requirements
and Information Relating to Possession
or Control Requirements under SEC Rule 15c3-3
December 31, 2014

Telemetry Securities, L.L.C. has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

The Company does not hold customer funds or safe keep customer securities. Under the exemption, the Company is not required to perform a Computation for Determination of Customer Account Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission. Under the exemption, the Company is not required to disclose Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission.



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Telemetry Securities, L.L.C.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provision of SEC Rule 15C3-3, in which (1) Telemetry Securities, L.L.C. (a Delaware corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 27, 2015


TELEMETRY

Telemetry Securities, L.L.C.
545 Fifth Ave., Suite 1108
New York, NY 10017

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISION OF SEC RULE 15C3-3

We, as management of Telemetry Securities, LLC (Telemetry) are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (SEC Rule 15c3-3). The following statements are made to our best knowledge and belief: (1) Telemetry claims an exemption from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(ii), and (2) Telemetry has met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception.



Dwight Eyrick
Chief Operating Officer

T (917)305 1751 F (212)425 5550
E ir@telemetry-investments.com



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Telemetry Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Telemetry Securities, L.L.C. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and NYSE-MKT solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*********302*******************ALL FOR AADC 100
051646 ASE DEC
TELEMETRY SECURITIES LLC
545 5TH AVE RM 1108
NEW YORK NY 10017-3630

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GARY R PURWIN
914 523 3894

2. A. General Assessment (item 2e from page 2) $ 25 310.20

B. Less payment made with SIPC-6 filed (**exclude interest**) (42 481.13)

9-5-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <17170.93>

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <17170.93>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(17170.93)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TELEMETRY SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 19 day of 2, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14 760 766
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	426 673
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	426 673
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5 063 361	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5063361
Total deductions	5063361
2d. SIPC Net Operating Revenues	$ 10124078
2e. General Assessment @ .0025	$ 25310.20
	(to page 1, line 2.A.)